Exhibit 21

Kestra Medical Technologies, Ltd.

Subsidiaries of the Registrant

The following is a list of the Company’s subsidiaries as of the fiscal year ended April 30, 2025, except for unnamed subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as defined in Regulation S-X of the United States Securities and Exchange Commission (17 CFR 210.1-02(w)).

Entity Name	Jurisdiction
West Affum Holdings Corp.	Cayman Island
West Affum Holdings DAC	Ireland
West Affum Intermediate Holdings Corp.	Cayman Island
Kestra Medical Technologies, Inc.	Delaware
Kestra Medical Technology Services, Inc.	Delaware